SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





                        Date of Report: November 5, 2002




                             Crew Development Corp.
                             ----------------------
                              (Name of Registrant)


                         400 - 837 West Hastings Street
                              Vancouver, BC V6C 3N6
                              ---------------------
                    (Address of principal executive offices)





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                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

         Crew Development Corporation
         400 - 837 West Hastings Street
         Vancouver, BC V6C 3N6


ITEM 2.  November 5, 2002


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on November 5, 2002, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Shares Acquired by CEO Jan Vestrum


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

President & CEO of Crew Development Corporation Ltd (Crew), Jan A. Vestrum, has bought 400,000 shares in Crew at NOK 1.45 (CAD 0.31) per share by way of a 3-month forward contract dated November 5th 2002.

Vestrum has previously acquired a 12 month forward contract for 1,000,000 shares with maturity September 20, 2003 as well as 2,000,000 warrants with maturity dating May 1, 2003, not including 1,750,000 options granted by the Board of Directors. Vestrum's total exposure now totals 5,150,000 shares in the company.


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.



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ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of November, 2002


Per:  Jan A. Vestrum, President & CEO